Exhibit 99.1

MATERIAL CHANGE REPORT

Item 1. Name and Address of Reporting Issuer:

Transition Therapeutics Inc. (“Transition”)
101 College Street, Suite 220

Toronto, Ontario M5G 1L7

Item 2. Date of Material Change:

June 29, 2016

Item 3. News Release:

A joint news release disclosing the material change described below was issued by Transition and OPKO Health, Inc. (“OPKO”) on June 30, 2016 and disseminated through the facilities of Business Wire and would have been received by the securities commissions where Transition is a reporting issuer in the normal course of its dissemination.

Item 4. Summary of Material Change:

On June 29, 2016, Transition entered into an arrangement agreement (the “Arrangement Agreement”) with OPKO and OPKO Global Holdings, Inc., a wholly owned subsidiary of OPKO (“Sub”).

Pursuant to the Arrangement Agreement and the Plan of Arrangement, at the effective time (the “Effective Time”) of the Arrangement, Sub will acquire all of the issued and outstanding common shares (“Transition Shares”) of Transition (the “Arrangement”), including any Transition Shares issued pursuant to the exercise of options to acquire Transition Shares that are in-the-money at the Effective Time, in exchange for shares in the common stock of OPKO (“OPKO Shares”) using an exchange rate equal to (i) 6,430,868 divided by (ii) the number of Transition Shares outstanding immediately prior to the Effective Time (including Transition Shares deemed to have been issued as a result of the exercise of the in-the-money stock options, but excluding any Transition Shares held by OPKO or any affiliate of OPKO).

Item 5. Full Description of Material Change:

Item 5.1.	Full Description of Material Change:

The Arrangement

On June 29, 2016, Transition entered into the Arrangement Agreement with OPKO and Sub.

Pursuant to the Arrangement Agreement and the Plan of Arrangement, at the Effective Time, Sub will acquire all of the issued and outstanding Transition Shares, including any Transition Shares issued pursuant to the exercise of options to acquire Transition Shares that are in-the-money at the Effective Time, in exchange for OPKO Shares using an exchange rate equal to (i) 6,430,868 divided by (ii) the number of Transition Shares outstanding immediately prior to the Effective Time (including Transition Shares deemed to have been issued as a result of the exercise of the in-the-money stock options, but excluding any Transition Shares held by OPKO or any affiliate of OPKO).

The obligations of OPKO and Transition to consummate the Arrangement are subject to customary conditions, including, but not limited to, (a) obtaining the required approvals of holders of Transition Shares (“Transition Shareholders”), (b) obtaining an interim order (the “Interim Order”) and final order from the Ontario Superior Court of Justice (the “Court”) approving the Arrangement and the fairness of the terms and conditions of the exchange of the Transition Shares, (c) the absence of any injunction or similar restraint prohibiting or making illegal consummation of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement, (d) the approval by the NASDAQ Stock Market with respect to the listing of the shares of OPKO Shares to be issued in the Arrangement, (e) subject to certain materiality exceptions, the accuracy of the representations and warranties of each party and (f) the performance in all material respects by each party of its obligations under the Arrangement Agreement.

Subject to the satisfaction or waiver of the foregoing conditions and the other terms and conditions contained in the Arrangement Agreement, the transaction is expected to close in the second half of 2016.

Fairness Opinion

KPMG LLP has provided its opinion that the consideration to be received by Transition Shareholders pursuant to the terms of the Arrangement is fair, from a financial point of view, to the Transition Shareholders (collectively, the “Fairness Opinion”).

Board of Directors Recommendation

After considering, among other things, the Fairness Opinion and other relevant matters, the Board of Directors of Transition has unanimously determined that the Arrangement is fair to the Transition Shareholders and is in the best interests of Transition and recommends that the Transition Shareholders vote in favor of the Arrangement at the Meeting (as defined herein).

Voting and Support Agreements

Each of the directors and officers of Transition and certain other Transition Shareholders, representing in aggregate approximately 12.9% of the outstanding Transition Shares as of the date of the Arrangement Agreement, have entered into voting support agreements pursuant to which they have agreed to, among other things, support the Arrangement and vote their Transition Shares in favour of the Arrangement, subject to certain permitted exceptions.

Certain Terms of the Arrangement Agreement

The following is a summary of certain material terms of the Arrangement Agreement, which summary is qualified by and is subject to the full terms and conditions of the Arrangement Agreement, a copy of which has been filed on Transition’s SEDAR profile at www.sedar.com. Capitalized terms not otherwise defined herein have the meaning assigned to them in the Arrangement Agreement.

The Arrangement Agreement contains certain termination rights for both Transition and OPKO in certain circumstances, including: (a) by mutual written agreement of the parties; (b) by either party if the Arrangement is not consummated on or before November 30, 2016, provided that such date will be extended by an additional 30 days under certain circumstances, and provided further that such failure is not principally caused by any breach of the Arrangement Agreement by the party proposing to terminate; (c) by either party upon a final and nonappealable injunction or similar restraint permanently restraining, enjoining or otherwise prohibiting consummation of the transactions contemplated by the Arrangement Agreement; (d) by either party if Transition Shareholders fail to approve the transactions contemplated by the Arrangement Agreement; (e) by either party if the Interim Order from the Court has not been obtained on or before October 31, 2016 or the final order from the Court has not been obtained on or before November 25, 2016, provided that, in each case, the right to terminate is not available to a party if such party is not in material compliance with its obligations under the Arrangement Agreement; (f) by OPKO, if (i) Transition breaches or fails to perform its representations and warranties or covenants in the Arrangement Agreement and such breach (A) is not capable of being cured or is not cured within 15 business days following receipt by Transition of OPKO’s written notice and (B) would result in the failure of a condition to closing being satisfied, (ii) the Board of Directors of Transition fails to recommend that the Transition Shareholders approve the Arrangement Agreement, (iii) there is a Change of Recommendation, (iv) there is a publicly announced Company Acquisition Proposal, after the public announcement, Transition Shareholders do not approve the Arrangement, the Arrangement is not submitted for their approval or the Arrangement is not otherwise completed, and within 12 months of such public announcement, an agreement relating to any Company Acquisition Proposal is entered into or any Company Acquisition Proposal is consummated (v) Transition enters into a written agreement with respect to a Company Acquisition Agreement, or (vi) Transition enters into an agreement with respect to a Superior Proposal; or (g) by Transition if (i) OPKO breaches or fails to perform its representations and warranties or covenants in the Arrangement Agreement and such breach (A) is not capable of being cured or is not cured within 15 business days following receipt by OPKO of Transition’s written notice and (B) would result in the failure of a condition to closing being satisfied, (ii) there is a Change in Recommendation, or (iii) Transition enters into a written agreement with respect to a Superior Proposal.

If the Arrangement Agreement is terminated under certain circumstances specified in the Arrangement Agreement, Transition will be required to pay OPKO a termination fee of US$3,000,000 (the “Termination Fee”); however, if the Arrangement Agreement is terminated by (a) either party due to Transition’s Shareholders not approving the Arrangement at a special meeting (the “Meeting”), Transition will be required to pay OPKO a termination fee of US$1,800,000 in lieu of the Termination Fee and (b) OPKO due to Transition’s breach of its representations and warranties under the Arrangement Agreement, Transition will be required to pay OPKO US$500,000 in lieu of the Termination Fee. Additionally, if OPKO terminates the Arrangement Agreement due to Transition’s breach of its representations and warranties, and within 12 months after such termination, OPKO would otherwise be entitled to the Termination Fee, then Transition will pay OPKO an additional US$2,500,000.

The Arrangement Agreement contains customary representations, warranties and covenants of each of Transition, OPKO and Sub, including, among other things, that (i) Transition will, as soon as practicable after the execution of the Arrangement Agreement, and in any event before July 29, 2016, apply to the Court for the Interim Order, (ii) Transition will hold the Meeting as soon as reasonably practicable after the Interim Order has been obtained, and in any event before August 31, 2016, (iii) Transition will prepare, file and distribute a circular relating to the Meeting and such other documents as may be necessary or desirable to permit Transition Shareholders to vote on the Arrangement and (iv) each party will cooperate with each other and use their respective reasonable best efforts to obtain all governmental consents, approvals and authorizations that are necessary to consummate the transactions contemplated by the Arrangement Agreement. Each of Transition and OPKO have additionally agreed, subject to certain exceptions, to conduct its business in the ordinary course consistent with past practice between the execution of the Arrangement Agreement and the Effective Time and not to take certain actions during such period.

Prior to the approval of the Arrangement Agreement by the Transition Shareholders, its Board of Directors may, upon receipt of a Superior Proposal and in certain other circumstances, change its recommendation that the Transition Shareholders approve the Arrangement Agreement, subject to complying with notice and other specified conditions, including giving OPKO the opportunity to propose changes to the Arrangement Agreement in response to such Superior Proposal or other circumstances.

Forward-Looking Information

This Material Change Report contains certain forward-looking information and statements including but not limited to the proposed acquisition of Transition by Sub pursuant to a plan of arrangement, the mailing of the information circular regarding the Arrangement, the date of the Meeting and the completion of the Arrangement. Forward-looking information typically contains statements with words such as “intend”, “target”, “anticipate”, “plan”, “estimate”, “expect”, “potential”, “could”, “will”, or similar words suggesting future outcomes. All of the forward-looking statements in this Material Change Report are qualified by the assumptions that are stated or inherent in such forward-looking statements. Although Transition believes these assumptions are reasonable, they are not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include: that the business of the Meeting concludes as anticipated; the timing and receipt of the necessary Transition Shareholder, regulatory, Court and other approvals; and the timely satisfaction of all other conditions to the closing of the Arrangement. Transition believes the material factors, expectations and assumptions reflected in the forward-looking statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results and achievements to differ materially from those expressed or implied by such statements. Although Transition believes the expectations conveyed by the forward-looking statements are reasonable based on the information available on the date of such forward-looking statements were made, no assurances can be given as to future results and achievements. There is no guarantee that the Arrangement will be completed on the announced terms or at all. Undue reliance should not be placed on the forward-looking statements contained herein, which are made as of the date hereof and, except as required by law, Transition undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Item 5.2.	Disclosure for Restructuring Transactions:

Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7. Omitted Information:

No information has been omitted from this material change report on the basis that it is confidential.

Item 8. Senior Officer:

For further information on Transition contact Dr. Tony Cruz, Chief Executive Officer, at 416-260-7770, x.223 or tcruz@transitiontherapeutics.com.

Item 9. Date of Report:

July 6, 2016